NORTHERN ABITIBI MINING CORP.

3628

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX



09045739

March 19, 2009

FILE No.
82-4749

United States Securities
  & Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
        News Release Dated March 19, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

MAR 3 1 2009
Mail Processing
Section
Washington, DC
105

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE   MARCH 19, 2009

News Release: 09-4   Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Closes Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has closed a $140,000 non-brokered private placement for 1,400,000 units ("Common Units") at a price of $0.10 per Common Unit. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.15 per share until March 19, 2011.

All securities issued are subject to a hold period until July 20, 2009. A total of 250,000 Units were issued to directors and officers. There were no finders fees paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 metre drill program, along with trenching and mapping is being planned for the Viking property starting in May 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE   **MARCH 19, 2009**

News Release: **09-4**   Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Closes Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has closed a $140,000 non-brokered private placement for 1,400,000 units ("Common Units") at a price of $0.10 per Common Unit. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.15 per share until March 19, 2011.

All securities issued are subject to a hold period until July 20, 2009. A total of 250,000 Units were issued to directors and officers. There were no finders fees paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 metre drill program, along with trenching and mapping is being planned for the Viking property starting in May 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE   MARCH 19, 2009

News Release: **09-4**   Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
                              Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Closes Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has closed a $140,000 non-brokered private placement for 1,400,000 units ("Common Units") at a price of $0.10 per Common Unit. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.15 per share until March 19, 2011.

All securities issued are subject to a hold period until July 20, 2009. A total of 250,000 Units were issued to directors and officers. There were no finders fees paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 metre drill program, along with trenching and mapping is being planned for the Viking property starting in May 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.